Exhibit 19.2

INSIDER SALES AND OWNERSHIP POLICY ADDENDUM

This Insider Sales and Ownership Policy Addendum (“Policy Addendum”) is applicable to all members of the Board of Directors (the “Directors”) of Adtalem Global Education Inc. (“Adtalem,” “ATGE,” or the “Company”), and all Section 16 officers (“Executive Officers”) of Adtalem. For purposes of this Policy Addendum, Directors and Executive Officer shall be collectively referred to as “Insiders.”

This Policy Addendum is in addition to and a part of the Policy Statement Regarding Confidential Information, Insider Trading, and Transactions in Adtalem Global Education Inc. Securities (the “Insider Trading Policy”). This Policy Addendum shall supersede any provisions in the Insider Trading Policy that would otherwise apply to Insiders that are inconsistent with the provisions of the Policy Addendum. All capitalized terms used in this Policy Addendum without definition shall have the same meaning given such term in the Insider Trading Policy, unless the context clearly would not permit such construction.

This Policy Addendum shall be effective immediately upon the approval of the Compensation Committee of the Adtalem Board of Directors.

SALES AND PURCHASES ONLY THROUGH RULE 10B5-1 PLANS

Any sale or purchase of Adtalem shares by an Insider shall be made pursuant to a pre-approved Rule 10b5-1 trading plan (a “Plan”). All open-market purchases or sales of Adtalem shares by an Insider other than pursuant to a Plan are prohibited, subject to the limited exceptions set forth below.

An Insider may adopt a Plan only during an open Window Period, and any such Plan shall be reviewed and pre-approved in writing by the General Counsel prior to the Insider entering into the Plan. The General Counsel shall also review and pre-approve all share and price parameters set forth in a Plan. A Plan must meet all requirements of the SEC’s Rule 10b5-1(c )(i)(A)(3), including a requisite minimum “cooling-off” period required by Rule 10b5-1(c)(ii)(B)1.

An Insider may have in place only one Plan at any time and no Insider shall be permitted to have overlapping Plans. Insiders shall be limited to no more than two (2) amendments to a Plan in any twelve (12) month rolling period, with the understanding that any such amendment may require the commencement of a new “cooling off” period before sales can again commence. A hardship exception to this limit may be granted in writing at the discretion of the General Counsel.

Single-trade Plans (i.e. a plan that authorizes only one sale) shall be strongly discouraged and permitted only for pre-cleared, one-time diversification or estate planning needs.

Single-trade Plans are subject to the SEC limit of one single-trade Plan in any twelve (12) month period.

PLAN DESIGN

At a minimum, each Plan must specify in detail (i) the maximum number of shares to be sold pursuant to the Plan, (ii) the minimum price threshold at which the shares are to be sold; (iii) the cadence for the timing of the sale of the shares (e.g. monthly or quarterly) or upon shares reaching a certain specified price threshold; (iv) the maximum percentage of the Insider’s holdings that are eligible for sale; and (v) a certification by the Insider entering into the Plan that (a) he or she is unaware of any material, nonpublic information and (b) is entering the Plan in good faith.

HOLDING REQUIREMENTS

Until the Stock Ownership Requirements in the Stock Ownership Guidelines approved by the Compensation Committee in November 2024 (attached hereto) are met, all Insiders are required to retain seventy-five percent (75%) of their net shares from vesting of Adtalem stock.

TAX TREATMENT OF EQUITY AWARDS

Upon the vesting of restricted stock units (“RSUs”) or performance stock units (“PSUs”), the value of the shares delivered is treated as ordinary income to the recipient and is subject to applicable tax withholding requirements.

To satisfy these obligations, Adtalem shall use a net share withholding method at the personal tax rate selected by the Insider, whereby a portion of the vested shares shall be withheld and not delivered to the Insider. The withheld shares are used to cover federal, state, and local income tax liabilities, as well as any applicable employment taxes.

An Insider may elect to pay in cash the federal, state, and local income tax liabilities, as well as any applicable employment taxes. Notwithstanding the foregoing, sell to cover (e.g. a sale by the Insider of the shares delivered to him or her to cover any additional tax liability) upon the vesting of RSUs and PSUs is prohibited absent a hardship exception which shall require the written prior approval of the General Counsel.

OVERSIGHT

In addition to pre-clearing the adoption of any Plan as set forth above, pre-clearance must be obtained from the General Counsel in writing in order to amend or terminate any Plan.

All Plans shall be audited on an annual basis by the General Counsel and he or she shall provide a report on such audit (the “Report”) to each of the Compensation and Nominating & Governance Committees of the Adtalem Board on at least an annual basis. The Report shall document which Insiders have current Plans, the price floors for sales, the maximum number of shares covered by the Plan, the amount of sales made within the last twelve (12) months by any Insider, and such other details as may be requested by the Committees.

DISCLOSURE REQUIREMENTS

All Plans are subject to the disclosure requirements of the SEC. In addition to “checking the box” on the Form 4 filed in connection with a sale indicating that the sale was made pursuant to a Plan, the Form 4 shall also include the applicable footnote(s) set forth on Appendix A.

PROHIBITED TRANSACTIONS

Short-Term Trading and Standing Limit Orders. Insiders may not engage in short-term speculative trading in Adtalem stock or enact any standing limit order(s).

Hedging. Insiders may not engage in any transaction, including, but not limited to, puts, calls, collars, swaps, and prepaid forwards, which is designed to hedge or offset any decrease in the market value of equity securities issued by Adtalem.

Margin Accounts and Pledged Securities. Insiders may not hold Adtalem stock in a margin account or pledge Adtalem stock as collateral for a loan in any circumstance.

HARDSHIP EXCEPTIONS

In rare and exceptional circumstances, Adtalem may permit an Insider to sell Adtalem stock outside of a Plan, provided that the Insider demonstrates a bona fide hardship, such as a court-ordered liquidity (e.g., divorce decree or legal judgment); catastrophic medical expenses; or urgent financial need due to unforeseen events beyond the Insider’s control.

The Insider seeking the hardship exception must submit a written request to the General Counsel detailing the nature and urgency of the hardship. Written approval for a hardship exception must be obtained from both the General Counsel and the Chair of the Compensation Committee. Adtalem, at its sole discretion, may request supporting documentation in support of the hardship exception request.

Notwithstanding the foregoing, where feasible, the proposed sale must still be executed pursuant to a Plan. If selling pursuant to a Plan is not feasible, the sale must occur during an open Window Period and be pre-approved in writing by the General Counsel.

The amount of any sale pursuant to a hardship exception shall be limited to the minimum necessary to address the hardship. The Insider transacting a sale pursuant to a hardship exception must certify that they are not in possession of material nonpublic information at the time of the sale.

VIOLATIONS

Any violation of this Policy Addendum including, but not limited to unauthorized trading, failure to adhere to Plan requirements, or engaging in prohibited transactions shall be considered a breach of Adtalem policy.

Consequences of such breach may include written warning or reprimand, suspension of trading privileges, termination of employment or Board service, and disclosure to the Adtalem Board of Directors and public shareholders, where appropriate.

Adtalem reserves the right to take any action it deems necessary to protect its reputation, ensure compliance with applicable laws and regulations, and maintain shareholder trust.

All violations will be reviewed by the General Counsel and reported to the Compensation Committee and Nominating & Governance Committee as appropriate.

Adopted by the Compensation Committee of the Adtalem Global Education Inc. Board of Directors effective November 11, 2025

APPENDIX A

1.	This transaction was effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on [Adoption Date] in accordance with Adtalem’s Insider Sales and Ownership Policy Addendum.
2.	Shares sold represent a portion of holdings in excess of Adtalem’s Stock Ownership and Holding Requirements and were executed in pre-scheduled increments under the trading plan.
3.	No discretionary trades by the reporting person are permitted under Adtalem policy; all sales must occur pursuant to a pre-established Rule 10b5-1 trading plan absent a hardship exception.
4.	(For vesting/taxes when using net-withholding)- No shares were sold by the reporting person. Shares were withheld by Adtalem solely to satisfy tax withholding obligations upon vesting, consistent with Adtalem policy.

Stock Ownership Guidelines

In November 2024, the Board of Directors updated the stock ownership guidelines (originally approved in February 2010 and last updated in February 2023) that apply to all members of the board of directors and executive officers of Adtalem Global Education Inc. (“Adtalem”), including the named executive officers identified in Adtalem’s proxy statement (the “NEOs”). Under the updated guidelines, all executive officers are expected to maintain ownership of Adtalem common stock equal to a multiple of his or her current base salary (as adjusted from time to time), as follows:

•	CEO: 8x annual salary
•	All other Executive Officers: 3x annual salary

All directors are expected to maintain ownership of Adtalem Common Stock equal to a multiple of five times his or her current annual retainer (as adjusted from time to time).

Shares that count toward satisfaction of these guidelines include Adtalem Common Stock directly and/or beneficially owned. Additionally, Adtalem Common Stock held in Adtalem’s Profit Sharing 401(k) Retirement Plan, Adtalem Common Stock equivalents held in Adtalem’s Nonqualified Deferred Compensation Plan, and the pre-tax value of unvested Restricted Stock Units will count toward satisfaction of these guidelines. Individuals will have the longer of five years from (i) the date of appointment as an officer or director or (ii) the date an increased level becomes applicable to such individual under these guidelines, to achieve his or her respective expected stock ownership level.